SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Press Release

Suspension of Extraordinary General Meeting

São Paulo, August 30th, 2005 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest Latin American pulp and paper producers, announced today that, in compliance with the provisions in paragraph 4 of the Article 157 of the Law 6,404/76 and Instruction issued by CVM (Securities and Exchange Commission of Brazil) 358/02, the Extraordinary General Meeting of Ripasa called for this date was instated and in compliance with court order had its works adjourned and thereafter was closed without any resolution.

As a result, the Extraordinary General Meeting of VCP called for 08.30.05 and the Extraordinary General Meetings of Suzano called for 08.30.05 and 08.31.05 will not be held.

The companies aiming to protect their rights, as well as of its shareholders and taking into account the decision rendered by CVM’s Joint Committee on 08.24.2005 and, by force of request for reconsideration, ratified on 08.26.2005, through which such government agency expressly declared the non-existence of any reasons, which could justify the suspension of prior notice terms of the meetings, they inform are adopting the reasonable legal process to, as soon as possible, call again for the above-mentioned meetings and proceed with the operation broadly announced, consisting of merging shares of Ripasa and subsequently, the spin-off of Ripasa Participações S.A., culminating with the migration of Ripasa’s shareholders to the share bases of VCP and Suzano.

The Companies will keep the market informed about this issue.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer